

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2021

James Allen
Executive Vice President and Chief Financial Officer
Forestar Group Inc.
2221 E. Lamar Blvd.
Suite 790
Arlington, Texas 76006

> **Re: Forestar Group Inc.**
> **Registration Statement on Form S-3**
> **Filed October 1, 2021**
> **File No. 333-259985**

Dear Mr. Allen:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Patrick Costello at 202-551-8742 or Pam Long at 202-551-3765 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate & Construction